CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906
OF THE
SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Kinder Morgan Energy Partners, L.P. (the "Company") on Form 10-Q for the quarterly period ending June 30, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, in the capacity and on the date indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: August 8, 2002

Richard D. Kinder,
Chairman and Chief Executive Officer of Kinder Morgan Management, LLC, the delegate of Kinder Morgan G.P., Inc., the General Partner of Kinder Morgan Energy Partners, L.P.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906
OF THE
SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Kinder Morgan Energy Partners, L.P. (the "Company") on Form 10-Q for the quarterly period ending June 30, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, in the capacity and on the date indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: August 8, 2002

C. Park Shaper
Vice President and Chief Financial Officer of
Kinder Morgan Management, LLC, the delegate of
Kinder Morgan G.P., Inc., the General Partner of
Kinder Morgan Energy Partners, L.P.